Exhibit 99.2

RYB Education Issues Further Update

BEIJING, November 27, 2017 - RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, issued an update following the local police authority’s release of two reports on November 25, 2017 regarding the investigation of the case described in RYB’s press release issued on November 24, 2017.

According to one police report, a 22-year-old female teacher at the RYB-operated kindergarten in question was detained as a criminal suspect for maltreatment of children in the facility, and the police investigation is continuing.

The other police report stated that an individual spread fabricated and untrue information about child abuse at the kindergarten by military personnel through social media channels, causing a significant and adverse impact on the general public. According to the police report, this individual remains in police detention and has confessed her unlawful conduct and expressed remorse for the harm she has caused.  The police report does not address the individual’s motive in disseminating this materially false and misleading information regarding the Company.

The Company is deeply saddened by the alleged maltreatment towards children by the RYB teacher, and extends its apologies to all of RYB’s parents, children, and the public for the negative impact resulting from this incident.  RYB will continue to uphold its duty as a socially responsible education service provider and is in the process of implementing the following remediation steps:

•                  Dismiss the accused teacher and remove the facility principal from her position, effective immediately, and continue to enforce its zero-tolerance policy towards unethical or illegal behavior throughout all of its facilities;

•                  Perform a thorough self-inspection across all RYB teaching facilities and review and inspect all practices in these facilities, through a special task force led by the independent directors of the Company;

•                  Implement a comprehensive upgrade of security and surveillance systems and put in place a system of third-party supervision to ensure accountability and transparency;

•                  Communicate with concerned parents and use its best efforts to prevent and minimize any harm to their children. The Company will enlist help from doctors and psychiatrists to care for any children who may have been affected by this incident and provide them with counseling and other necessary medical care;

•                  Assign additional experienced RYB teaching staff and management team to the affected RYB kindergarten to minimize disruption to this kindergarten and the children’s education; and

•                  Offer full cooperation to the government authorities in connection with the investigation.

RYB remains fully committed to the safety and happiness of each and every child who is enrolled in RYB kindergartens and will continue to seek to implement best practices commensurate with its status as a leading early childhood education service provider in China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide individualized age-appropriate education to stimulate and nurture children so they can realize their full potential. During its nearly two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to six years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail: ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com